Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Nomura Securities International, Inc.

Worldwide Plaza

309 West 49th Street

New York, New York 10019

July 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Ms. Jan Woo
Mr. Mitchell Austin

Re:	LINE Corporation
Registration Statement on Form F-1, as amended (File No.: 333-211954)

Ladies and Gentlemen:

We hereby join LINE Corporation (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on July 8, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 14,452 copies of the Company’s preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Pawan Passi
	Name:	Pawan Passi
	Title:	Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Ryan Gilliam
	Name:	Ryan Gilliam
	Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Jeff Zajkowski
	Name:	Jeff Zajkowski
	Title:	Managing Director

By:	NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Rudy Balseiro
	Name:	Rudy Balseiro
	Title:	Managing Director